

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2012

Via E-mail
Mr. Peter R. Huntsman
Chief Executive Officer
500 Huntsman Way
Huntsman Corporation
Salt Lake City, Utah 84108

      RE: **Huntsman Corporation**
                   Form 10-K for the Fiscal Year Ended December 31, 2010
                   Filed February 17, 2011
                   File No. 1-32427

Dear Mr. Huntsman:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Terence O'Brien

                          Terence O'Brien
                          Accounting Branch Chief